Issuer Free Writing Prospectus

Filed by: Universal Corporation

Pursuant to Rule 433 under the Securities Act of 1933

Registration Statement No. on Form S-3: 333-130061

Prospectus Pricing Supplement Dated March 15, 2006

Universal Corporation

200,000 Shares

6.75% Convertible Perpetual Preferred Stock

This Pricing Supplement is qualified in its entirety by reference to the Preliminary Prospectus Supplement.

The information in this Pricing Supplement supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement. Capitalized terms used without definition herein have the meanings set forth in the Prospectus Supplement.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this pricing supplement, the prospectus supplement or the prospectus. Any representation to the contrary is a criminal offense.

Issuer:	Universal Corporation (the “Issuer”).

Common stock symbol:	UVV

Securities:	200,000 shares of 6.75% Convertible Perpetual Preferred Stock, no par value (the “Preferred Stock”).

Over-allotment option:	20,000 shares.

Liquidation preference:	$1,000 per share of preferred stock; $200,000,000 aggregate ($220,000,000 assuming full exercise of the over-allotment option)

Issue price:	100%

Aggregate underwriting compensation:	$6,000,000 ($6,600,000 assuming full exercise of the over-allotment option)

Net proceeds:	$193.6 million ($213.0 million assuming full exercise of the over-allotment option)

Annual dividend rate:	6.75% per annum, when, as and if declared by the board of directors. Dividends on the preferred stock are not cumulative.

Conversion premium (approximately):	27.5%

Reference price:	$36.65

Conversion price (approximately):	$46.73

Conversion rate:	21.4001 per share

Dividend payment dates:	March 15, June 15, September 15 and December 15.

Maturity date:	Perpetual

Mandatory conversion:	On or after March 15, 2013 and on or before March 15, 2018, the Issuer may, at its option, cause the preferred stock to be automatically converted into that number of shares of common stock that are issuable at the then prevailing conversion rate. The Issuer may exercise its conversion right only if, for 20 trading days within any period of 30 consecutive trading days (including the last trading day of such period), the closing price of its common stock exceeds 135% of the then prevailing conversion price of the preferred stock.

Optional redemption:	On or after March 15, 2018, the Issuer will have the option from time to time to redeem all or a portion of the outstanding shares of preferred stock. The redemption price will be equal to the liquidation preference and will be paid in cash.

Put dates:	None

Fundamental change:	If a fundamental change occurs, each holder of shares of preferred stock will, subject to legally available funds, have the right to require the Issuer to redeem any or all of its shares at a redemption price equal to 100% of the liquidation preference. The Issuer may, subject to legally available funds, choose to pay the redemption price in cash, shares of common stock, or a combination thereof.

Adjustment to conversion rate upon a fundamental change:	The following table sets forth the stock price, effective date and number of additional shares issuable per $1,000 liquidation preference of preferred stock. The following table applies if a holder elects to convert its preferred stock following certain make-whole fundamental changes which occur on or before March 15, 2018. In no event, however, will the total number of shares of common stock issuable upon conversion exceed 5.8850 per $1,000 liquidation preference per share of preferred stock, subject to adjustments. In addition, if the stock price per share of Issuer’s common stock is less than $36.65 or more than $300.00 (subject to adjustment), Issuer is not required to increase the conversion rate.

	Stock price on the Effective Date
Effective Date	$36.65	$40.00	$42.00	$45.00	$50.00	$55.00	$60.00	$70.00
15-Mar-06	5.88	5.18	4.76	4.23	3.54	3.01	2.61	2.03
15-Mar-07	5.88	5.07	4.64	4.10	3.39	2.86	2.45	1.89
15-Mar-08	5.81	4.94	4.50	3.95	3.22	2.69	2.28	1.72
15-Mar-09	5.68	4.79	4.34	3.77	3.03	2.48	2.07	1.52
15-Mar-10	5.54	4.62	4.16	3.57	2.80	2.24	1.82	1.28
15-Mar-11	5.36	4.40	3.91	3.29	2.48	1.90	1.48	0.96
15-Mar-12	5.19	4.18	3.66	2.99	2.10	1.46	1.02	0.54
15-Mar-13	5.05	4.03	3.51	2.81	1.85	1.05	0.40	0.00
15-Mar-14	4.87	3.85	3.33	2.66	1.74	0.99	0.37	0.00
15-Mar-15	4.63	3.61	3.10	2.44	1.57	0.88	0.33	0.00
15-Mar-16	4.30	3.25	2.74	2.11	1.32	0.72	0.25	0.00
15-Mar-17	3.87	2.73	2.19	1.57	0.88	0.44	0.13	0.00
15-Mar-18	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00

	Stock price on the Effective Date
Effective Date	$80.00	$100.00	$125.00	$150.00	$200.00	$250.00	$300.00
15-Mar-06	1.66	1.19	0.87	0.67	0.43	0.29	0.00
15-Mar-07	1.52	1.09	0.79	0.61	0.39	0.26	0.00
15-Mar-08	1.37	0.96	0.69	0.53	0.34	0.23	0.00
15-Mar-09	1.19	0.82	0.59	0.45	0.29	0.20	0.00
15-Mar-10	0.97	0.66	0.47	0.36	0.23	0.16	0.00
15-Mar-11	0.70	0.46	0.34	0.26	0.17	0.11	0.00
15-Mar-12	0.35	0.23	0.17	0.14	0.09	0.06	0.00
15-Mar-13	0.00	0.00	0.00	0.00	0.00	0.00	0.00
15-Mar-14	0.00	0.00	0.00	0.00	0.00	0.00	0.00
15-Mar-15	0.00	0.00	0.00	0.00	0.00	0.00	0.00
15-Mar-16	0.00	0.00	0.00	0.00	0.00	0.00	0.00
15-Mar-17	0.00	0.00	0.00	0.00	0.00	0.00	0.00
15-Mar-18	0.00	0.00	0.00	0.00	0.00	0.00	0.00

Underwriting:	We estimate that the expenses of the offering to be paid by us, not including the underwriting discounts and commissions, will be approximately $0.4 million.

		Total Fees
	Fee Per Share	Without Exercise of Over-Allotment Option	With Full Exercise of Over-Allotment Option
Discounts and commissions paid by Issuer	$30.00	$6,000,000	$6,600,000

Trade Date:	March 16, 2006.

Settlement Date:	March 21, 2006 (T+3).

CUSIP:	913456 30 7

Underwriters:	Deutsche Bank Securities (Sole Book-Running Manager), Wachovia Securities (Co-Lead Manager), UBS Securities LLC, LaSalle Capital Markets, Rabo Securities USA, Inc.

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-503-4611.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.